UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  September 12, 2014

OMNIAMERICAN BANCORP, INC.

(Exact name of registrant as specified in its charter)

Maryland	001-34605	27-0983595
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1320 South University Drive, Suite 900, Fort Worth, Texas	76107
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (817) 367-4640

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01              Other Events.

As previously described in the joint proxy statement/prospectus under the heading “Litigation Relating to the Merger,” a putative class action lawsuit was filed by a purported stockholder of OmniAmerican Bancorp, Inc., a Maryland corporation (“OmniAmerican”), against OmniAmerican, members of OmniAmerican’s board of directors, Southside Bancshares, Inc., a Texas corporation (“Southside”) and Omega Merger Sub, Inc., a Maryland corporation (“Merger Sub”) and wholly owned subsidiary of Southside.  The lawsuit, captioned McDougal v. OmniAmerican Bancorp, Inc., et al., Case No. 24-C-14-003920 (the “Litigation”), was filed in the Circuit Court for Baltimore City, Maryland (the “Court”), and alleges that OmniAmerican’s directors breached their fiduciary duties and that OmniAmerican, Southside and Merger Sub aided and abetted those alleged breaches by, among other things, (a) failing to take steps to maximize stockholder value for OmniAmerican public stockholders; (b) failing to properly value OmniAmerican; (c) failing to protect against conflicts of interest; (d) failing to disclose material information necessary for OmniAmerican stockholders to make an informed vote on the first merger; and (e) agreeing to deal protection devices that preclude a fair sales process. Among other relief, the plaintiff sought to enjoin the mergers.

After filing the Litigation and engaging in certain limited discovery, plaintiff’s counsel indicated to defendants’ counsel that they believed additional disclosures should be made available to the stockholders of OmniAmerican.

On September 12, 2014, the defendants and the plaintiff in the Litigation entered into a memorandum of understanding (the “MOU”) agreeing in principle to settle the Litigation in exchange for defendants’ agreement to make certain supplemental disclosures described below. The MOU contemplates that the parties will prepare a definitive stipulation of settlement, which will be subject to Court approval. If approved by the Court, it is anticipated that the settlement will result in a release of the defendants from any and all claims that were or could have been asserted challenging any aspect of or otherwise relating to the mergers, the merger agreement or the disclosures made in connection therewith, and that the Litigation will be dismissed with prejudice.

Pursuant to the terms of the MOU, OmniAmerican has agreed to make certain supplemental disclosures regarding the mergers in a supplement to the joint proxy statement/prospectus.  The supplemental disclosures are contained in a proxy supplement filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2014 (the “Supplement”), which should be read in its entirety. In return, the plaintiff has agreed to the dismissal of the Litigation with prejudice and to withdraw and/or refrain from filing any and all motions seeking to enjoin the mergers. In addition, the MOU contemplates that the parties will negotiate in good faith to attempt to agree upon an amount of attorneys’ fees and expenses and that plaintiff’s counsel may petition the Court for an award of attorneys’ fees and expenses, which if granted by the Court, would be paid by OmniAmerican or its insurers or successors. Should the parties fail to reach an agreement on attorneys’ fees and expenses, the defendants may oppose the petition for an award of attorneys’ fees and expenses.  There can be no assurance that the parties will ultimately reach agreement on a definitive stipulation of settlement or that the Court will approve the proposed settlement, even if the parties were to enter into such stipulation of settlement. In such event, the proposed settlement as contemplated by the MOU may be terminated.

The settlement will not affect the consideration to be paid to stockholders of OmniAmerican in connection with the proposed first merger or the timing of the special meeting of stockholders of OmniAmerican scheduled for Tuesday, October 14, 2014, at 10:00 a.m. local time, at OmniAmerican’s headquarters located at 1320 South University Drive, Fort Worth, Texas to consider and vote upon the OmniAmerican merger proposal, among other things.

The defendants have vigorously denied, and continue to vigorously deny, any wrongdoing or liability with respect to the facts and claims asserted, or which could have been asserted, in the Litigation, including that they have committed any violations of law or breach of fiduciary duty, aided and abetted any violations of law or breaches of fiduciary duty, acted improperly in any way or have any liability or owe any damages of any kind to the plaintiff or to the purported class, and specifically deny that any further supplemental disclosure is required under any applicable rule, statute, regulation or law or that the OmniAmerican directors failed to maximize stockholder value by entering into the merger agreement with Southside and Merger Sub. The settlement contemplated by the MOU is not, and should not be construed as, an admission of wrongdoing or liability by any defendant. However, to avoid the risk of delaying the mergers, and to provide additional information to the stockholders of OmniAmerican at a time and in a manner that would not cause any delay of the mergers, the defendants agreed to the settlement described above.

The parties considered it desirable that the Litigation be settled to avoid the substantial burden, expense, risk, inconvenience and distraction of continued litigation and to fully and finally resolve the Litigation.

A copy of the Supplement is attached as Exhibit 99.1 to this Current Report on Form 8-K, and is incorporated by reference herein. The foregoing description of the settlement of the Litigation is qualified in its entirety by reference to the summary set forth in the Supplement.

Forward-Looking Statements

Certain statements of other than historical fact that are contained in this document and in other written materials, press releases and oral statements issued by or on behalf of Southside or OmniAmerican may be considered to be “forward-looking statements” within the meaning of and subject to the protections of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. These statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “appear,” “believe,” “could,” “should,” “may,” “likely,” “intend,” “probability,” “risk,” “target,” “objective,” “plans,” “potential,” and similar expressions. Forward-looking statements are statements with respect to Southside’s or OmniAmerican’s beliefs, plans, expectations, objectives, goals, anticipations, assumptions, estimates, intentions and future performance and are subject to significant known and unknown risks and uncertainties, which could cause Southside’s or OmniAmerican’s actual results, respectively, to differ materially from the results discussed in the forward-looking statements. For example, statements about the proposed merger involving Southside and OmniAmerican, including future financial and operating results, Southside’s and OmniAmerican’s plans, objectives, expectations and intentions, the expected timing of completion of the merger, the proposed settlement of the Litigation and other statements are not historical facts. Among the key factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the following: (i) the ability to obtain the requisite Southside and OmniAmerican shareholder approval; (ii) the risk that a regulatory approval that may be required for the proposed mergers is not obtained or is obtained subject to conditions that are not anticipated; (iii) the risk that a condition to the closing of the mergers may not be satisfied; (iv) the timing to consummate the proposed merger; (v) the risk that the businesses will not be integrated successfully; (vi) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vii) disruption from the transaction making it more difficult to maintain relationships with customers, employees or vendors; (viii) the diversion of management time on merger-related issues; (ix) the risk that the parties to the Litigation settlement will not reach agreement on a definitive stipulation of settlement; (x) the risk that the Court will not approve the proposed settlement as contemplated by the MOU; and (xi) liquidity risk affecting Southside’s and OmniAmerican’s abilities to meet its obligations when they come due.

Additional information concerning Southside and OmniAmerican and their respective businesses, including additional factors that could materially affect their respective financial results, is included in each of Southside’s and OmniAmerican’s Annual Report on Form 10-K for the year ended December 31, 2013 under “Forward-Looking Information” and Item 1A. “Risk Factors,” and in Southside’s and OmniAmerican’s other filings with the SEC. Each of Southside and OmniAmerican disclaims any obligation to update any factors or to announce publicly the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Additional Information

In connection with the proposed first merger, OmniAmerican filed its Definitive Proxy Statement on Schedule 14A and a form of proxy on September 5, 2014 and other related materials with the SEC. The definitive proxy statement and proxy were first mailed to stockholders of OmniAmerican on or about September 11, 2014. BEFORE MAKING ANY VOTING DECISION, OMNIAMERICAN’S STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT, ALL RELATED SUPPLEMENTS AND AMENDMENTS (IF ANY AND WHEN THEY BECOME AVAILABLE) AND ALL OTHER RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN (AND WILL CONTAIN) IMPORTANT INFORMATION REGARDING THE PROPOSED FIRST MERGER AND RELATED MATTERS. Investors and stockholders of OmniAmerican will be able to obtain, without charge, a copy of the joint proxy statement/prospectus, the proxy statement supplement and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Investors and stockholders of OmniAmerican will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus, the proxy statement supplement and other relevant documents (when available) by directing a request by mail or telephone to OmniAmerican Bancorp, Inc., Attn: Corporate Secretary, 1320 South University Drive, Suite 900, Fort Worth, Texas 76107, or from OmniAmerican’s website, http://www.omniamerican.com.

OmniAmerican and its directors and officers may be deemed to be participants in the solicitation of proxies from OmniAmerican’s stockholders with respect to the proposed first merger. Information about OmniAmerican’s directors and executive officers and their ownership of OmniAmerican’s common stock is set forth in OmniAmerican’s proxy statement for the 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2014, in the Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on September 5, 2014, relating to the proposed first merger, and in other filings with the SEC made by OmniAmerican. Stockholders may obtain additional information regarding the interests of OmniAmerican and its directors and executive officers in the proposed first merger, which may be different than those of OmniAmerican’s stockholders generally, by reading the Definitive Proxy Statement on Schedule 14A and other relevant documents regarding the proposed first merger.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Proxy Statement Supplement, dated September 16, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNIAMERICAN BANCORP, INC.

Date: September 16, 2014	By:	/s/ Deborah B. Wilkinson
		Name:	Deborah B. Wilkinson
		Title:	Senior Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proxy Statement Supplement, dated September 16, 2014.